Exhibit 11

NEW YORK COMMUNITY BANCORP, INC.

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except share and per share data)	2005	2004	2005	2004
Net income	$86,472	$42,755	$177,554	$172,778
Weighted average common shares outstanding	260,203,948	259,949,465	260,039,096	260,307,258

Basic earnings per common share	$0.33	$0.16	$0.68	$0.66

Weighted average common shares outstanding	260,203,948	259,949,465	260,039,096	260,307,258
Additional dilutive shares using average market value for the period when utilizing the treasury stock method	2,145,714	7,751,202	2,248,749	10,309,562

Total shares for diluted earnings per share	262,349,662	267,700,667	262,287,845	270,616,820

Diluted earnings per common share and common share equivalents	$0.33	$0.16	$0.68	$0.64